Exhibit 15.4

April 27, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Limited
Submission under the Item 16I(a) of Form 20-F

Attn:	Division of Corporation Finance
Office of Technology

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, Kingsoft Cloud Holdings Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

For the immediately preceding annual financial statement period, the Company’s auditor, Ernst & Young Hua Ming LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was unable to inspect or investigate completely) issued an audit report for the Company.

To the Company’s best knowledge and based on an examination of our register of members and public filings made by our shareholders, including among others, (i) the Schedule 13G filed by Kingsoft Corporation Limited on January 29, 2021, (ii) the Schedule 13G filed by Xiaomi Corporation on February 5, 2021, (iii) the Schedule 13G/A filed by First Trust Portfolios L.P. and other filers on February 13, 2023, and (iv) the Schedule 13G/A filed by BlackRock, Inc. on February 15, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of March 31, 2023, Kingsoft Corporation Limited and Xiaomi Corporation own approximately 37.4% and 11.8% of the Company’s total outstanding shares, respectively. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owns more than 5% of the Company’s outstanding shares as of March 31, 2023. Kingsoft Corporation Limited is a Cayman Islands company and listed on The Stock Exchange of Hong Kong Limited. Xiaomi Corporation is a Cayman Islands company and listed on The Stock Exchange of Hong Kong Limited. Mr. Jun Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me, or you may contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3306.

Very truly yours,

/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell